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EXHIBIT 4.2.6

AMENDMENT NO. 1 TO GENTIUM S.P.A.

SERIES A SENIOR CONVERTIBLE PROMISSORY NOTES, WARRANTS,
SUBSCRIPTION AGREEMENTS AND INVESTOR RIGHTS AGREEMENTS

        This Amendment No. 1 (this "Amendment") is dated as of May 27, 2005 among Gentium S.p.A. ("Gentium") and a majority-in-interest of the Holders (as defined below).

RECITALS

        WHEREAS, Gentium issued Series A senior convertible promissory notes in the aggregate principal amount of $8,010,000 (the "Notes") and warrants to purchase common stock, par value €1 per share, of Gentium (the "Warrants") to certain purchasers (the "Holders") pursuant to subscription agreements between the Holders and Gentium (the "Subscription Agreements"), and in connection therewith entered into investor rights agreements with each of the Holders (the "Investor Rights Agreements");

        WHEREAS, Gentium entered into a letter agreement (the "Undertaking Letter"), dated January 10, 2005, with Alexandra Global Master Fund Ltd., a Holder, whereby Gentium agreed to use its reasonable best efforts to cause the holders of a majority-in-interest of the Notes and the Warrants to agree to amend certain provisions of the Notes, the Warrants, the Subscription Agreements and the Investor Rights Agreements;

        NOW, THEREFORE, Gentium and a majority-in-interest of the Holders hereby agree as follows.

1. Amendments to Notes.

        1.1   Section 9. Section 9 of each Note is hereby amended and restated to read as follows:

          Section 9. Remedies on Default. Upon the occurrence or existence of an Event of Default, Noteholders representing a majority-in-interest of the then outstanding Notes, which Noteholders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd., by notice in writing to Issuer (the "Acceleration Notice"), may declare the principal amount of the Notes and all accrued and unpaid interest to be due and payable immediately, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived, in the event that Issuer shall not have cured such Event of Default within ten (10) business days after receipt of such notice, except in the case of any Event of Default under Sections (8)(c) and (d) above, in which event acceleration shall be automatic, become immediately due and payable. Upon the occurrence of any Event of Default, the Noteholder may, in addition to declaring all amounts due hereunder to be immediately due and payable, pursue any available remedy, whether at law or in equity. If an Event of Default occurs, Issuer shall pay to the Noteholder the reasonable attorneys' fees and disbursements and all other out-of-pocket costs incurred by the Noteholder in order to collect amounts due and owing under this Note or otherwise to enforce the Noteholder's rights and remedies hereunder.

        1.2   Section 10. The first sentence of Section 10 of each Note is hereby amended and restated to read as follows:

          Section 10. Issuer Redemption. Pursuant to the terms of this Section 10, Issuer (x) shall redeem all but not less than all of the unpaid Principal Amount of this Note, together with all unpaid accrued interest hereon and all other amounts due hereunder through such redemption date (the "Redemption Amount"), if any of the following events occurs:

            (i)    any dissolution, liquidation or winding up of Issuer ("Dissolution Event"); or

            (ii)   (A) a merger in which the Issuer is not the surviving entity and pursuant to which the Issuer's shareholders prior to the merger hold less than a majority of the outstanding equity securities of the surviving entity following the merger or (B) sale of all of substantially all of the assets of Issuer;

            and (y) at any time prior to the Maturity Date (except as set forth in clause (x) above), with the written consent of Noteholders representing a majority-in-interest of the then outstanding Notes, which Noteholders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd., Issuer may redeem all or any portion of the unpaid Principal Amount of this Note, together with all unpaid accrued interest hereon and all amounts due hereunder through such redemption date, which Redemption Amount, in the cases of clauses (x) and (y) of this Section 10, shall be distributed ratably among each holder of the Notes so that each Noteholder receives that portion of the Redemption Amount available for distribution as the Principal Amount of this Note bears to the aggregate principal amount of all Notes then outstanding.

        1.3   Section 13. Section 13 of each Note is hereby amended and restated to read as follows:

          Section 13. Amendments. This Note may not be changed orally, but only, in the case of an amendment or modification by an agreement in writing and signed by Issuer and Noteholders representing a majority-in-interest of the then outstanding Notes, which Noteholders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd., and in the case of a waiver, by the party (or in the case of Noteholder, by Noteholders representing a majority-in-interest of the then outstanding Notes, which Noteholders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd.) against whom enforcement of any waiver is sought; provided, that no such amendment, modification or waiver shall be binding on a Noteholder without such Noteholder's consent in the event that the amendment, modification or waiver (i) reduces the rate, or extends the time of payment, of any interest on any Note; (ii) reduces the amount, or extends the time of payment of any installment or other payment of principal on any Note; (iii) decreases or forgives the principal amount of any Note; or (iv) releases all or any portion of the shares of Common Stock of Issuer pledged pursuant to the Pledge Agreement.

2. Amendments to Warrants.

        2.1   Antidilution. Each Warrant is hereby amended to add the following as Section 8(f):

          (f) Adjustments for stock dividends, stock splits and stock combinations. If, at any time after the Issue Date, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or split-up, the Exercise Price shall be appropriately decreased and the number of shares of Common Stock issuable upon exercise of this Warrant shall be appropriately increased, in each case in proportion to such increase in outstanding shares. If, at any time after the Issue Date, the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Exercise Price shall be appropriately increased and the number of shares of Common Stock issuable upon exercise of this Warrant shall be appropriately decreased, in each case, in proportion to such decrease in outstanding shares.

        2.2   Section 17. Section 17 of each Warrant is hereby amended and restated to read as follows:

          SECTION 17. Amendments; Modifications. This Warrant Certificate may be amended or modified only with the written consent of the Company and the holders representing a majority-in-interest of the then outstanding Investor Warrants which holders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd., and any provision of this Warrant Certificate may be waived only by the party (or in the case of the Holder, by holders representing a majority-in-interest of the then-outstanding Investor Warrants, which holders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd.) against whom enforcement of any waiver is sought; provided, that no such amendment, modification or waiver shall be binding on a Holder without such Holder's consent in the event that the amendment, modification or waiver (i) increases the Exercise Price of any Investor Warrant; or (ii) reduces the amount of Shares covered by any Investor Warrant.

3. Amendments to Subscription Agreements.

        3.1   Section 1.10. Section 1.10 of each Subscription Agreement is hereby amended and restated to read as follows:

          1.10. The Subscriber understands that Rule 144 promulgated under the Act ("Rule 144") requires, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Securities under the Act or any state securities or "blue sky" laws or assist the Subscriber in obtaining an exemption from various registration requirements, other than as set forth in the Investors' Rights Agreement.

        3.2   Section 1.12. Section 1.12 of each Subscription Agreement is hereby amended and restated to read as follows:

          1.12. [Intentionally Omitted.]

        3.3   Section 1.22. Section 1.22 of each Subscription Agreement is hereby amended and restated to read as follows:

          1.22. The Subscriber understands that all information regarding the Offering is confidential and represents that, until the consummation of an initial public offering of the Company's securities, it will not be used for any purpose other than in connection with his or her consideration of a purchase of the Units and agrees to treat it in a confidential manner.

        3.4   Section 5.2. Section 5.2 of each Subscription Agreement is hereby amended and restated to read as follows:

          5.2. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority in interest of the Securities sold pursuant to the Offering, which holders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities purchased pursuant to the Offering at the time outstanding, each future holder of all such securities and the Company.

4. Amendments to Investor Rights Agreements.

        4.1   Section 1.14(b). Section 1.14(b) of each Investor Rights Agreement is hereby amended and restated to read as follows:

          (b) such market stand-off time period shall not exceed 270 days for an initial public offering of the Company's securities and for ninety (90) days for a follow-on offering of the Company's securities; except that such provision shall not apply to the shares of Common Stock of the

  Company purchased by Generation Capital Associates and Alexandra Global Master Fund Ltd. purchase from FinSirton S.p.A., which shall be governed by a separate agreement.

        4.2   Section 2.5. Section 2.5 of each Investor Rights Agreement is hereby amended to add the following at the end of such section:

    Notwithstanding the foregoing, the provisions of this Section 2.5 shall not apply to shares of Common Stock of the Company purchased by Generation Capital Associates and Alexandra Global Master Fund Ltd. purchase from FinSirton S.p.A., which shall be governed by a separate agreement.

        4.3   Section 3.7. Section 3.7 of each Investor Rights Agreement is hereby amended and restated to read as follows:

          3.7. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority-in-interest of the Registrable Securities then outstanding, which holders shall include Generation Capital Associates and Alexandra Global Master Fund Ltd. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities, and the Company.

5. Miscellaneous.

        5.1   Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts of laws. In the event that a judicial proceeding is necessary, the exclusive forums for resolving disputes arising out of or relating to this Amendment are either the Supreme Court of the State of New York in and for the County of New York or the federal courts for such State and County, and all related appellate courts, the parties hereby irrevocably consent to the jurisdiction of such courts and agree to said venue.

        5.2   Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        5.3   Titles and Subtitles. The titles and subtitles used in this Amendment are used for convenience only and are not to be considered in construing or interpreting this Amendment.

        5.4   Severability. The holding of any provision of this Amendment to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Amendment, which shall remain in full force and effect. If any provision of this Amendment shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, such provision shall be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent that they are valid, legal and enforceable, and no provisions shall be deemed dependent upon any other covenant or provision unless so expressed herein.

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        IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first set forth above.

GENTIUM S.P.A.
By:	/s/ LAURA FERRO Name: Laura Ferro Title: Chief Executive Officer and President
MAJORITY-IN-INTEREST OF THE HOLDERS:
By:	/s/ ALESSANDRO FALCONI Name: Alessandro Falconi Title: Attorney-in-Fact
By:	/s/ ANTONIO FIGERIO Name: Antonio Figerio Title: Attorney-in-Fact
By:	/s/ MAURIZIO PIGLIA Name: Maurizio Piglia Title: Attorney-in-Fact

Acknowledged and Agreed
as satisfaction of Gentium's
obligations under the Undertaking Letter:

ALEXANDRA GLOBAL MASTER FUND LTD.

By:
ALEXANDRA INVESTMENT MANAGEMENT, LLC
as Investment Advisor
By:	/s/ MIKHAIL FILIMONOV Name: Mikhail Filimonov Title: Chairman and Chief Executive Officer

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  EXHIBIT 4.2.6
AMENDMENT NO. 1 TO GENTIUM S.P.A.
SERIES A SENIOR CONVERTIBLE PROMISSORY NOTES, WARRANTS, SUBSCRIPTION AGREEMENTS AND INVESTOR RIGHTS AGREEMENTS
RECITALS